PEYTO

Energy Trust


04024879


SEC MAIL PROCESSING
RECEIVED
MAY - 4 2004
WASH. D.C. 158 SECTION

SUPPL

April 20, 2004

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust Confirms Cash Distributions for May 14, 2004"dated April 20, 2004. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope

Very truly yours,

Peyto Energy Trust

PROCESSED
MAY 1 0 2004
THOMSON
FINANCIAL

Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

FOR IMMEDIATE RELEASE: April 19, 2004

TSX SYMBOL: PEY.UN

PER UNIT PRODUCTION GROWTH ENABLES PEYTO ENERGY TRUST TO INCREASE CASH DISTRIBUTIONS

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") is pleased to be in a position to increase cash distributions while still maintaining aggressive growth plans for 2004. Over the nine month period since converting to a trust, production per unit has grown by over 35 percent. Effective with the April 2004 production month, cash distributions will be increased by 13 percent or $0.02 per unit per month for a total of $0.17 per unit to be distributed on May 14, 2004. Going forward, as a result of our expanding capital program, we believe that cash distributions will continue to increase provided that the outlook for commodity prices remains stable.

Currently, Peyto has 45.7 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Peyto SEC Exemption File No. 34773

FOR IMMEDIATE RELEASE: April 20, 2004

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR MAY 14, 2004

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to April 2004 of $0.17 per trust unit is to be paid on May 14, 2004, for unitholders of record on April 30, 2004. The ex-distribution date is April 28, 2004.

Currently, Peyto has 45.7 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise